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                                     FORM 15

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
          SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                          COMMISSION FILE NUMBER 1-3427

                            HILTON HOTELS CORPORATION
             (Exact name of registrant as specified in its charter)


    9336 Civic Center Drive, Beverly Hills, California 90210 (310) 278-4321 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        Common Stock, par value $.66 2/3
      Preferred Reedemable Increased Dividend Equity Securities, 8% PRIDES,
                  Convertible Preferred Stock, par value $1.00
                         Preferred Stock Purchase Rights
                 6% Convertible Subordinated Debentures due 1998
             8% Convertible Senior Subordinated Debentures due 2000
                10% Convertible Subordinated Debentures due 2006,
                                 in each case of
                         BALLY ENTERTAINMENT CORPORATION
            (Title of each class of securities covered by this Form)

                                      NONE
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      /x/            Rule 12h-3(b)(1)(ii)          / /
     Rule 12g-4(a)(1)(ii)     / /            Rule 12h-3(b)(2)(i)           / /
     Rule 12g-4(a)(2)(i)      / /            Rule 12h-3(b)(2)(ii)          / /
     Rule 12g-4(a)(2)(ii)     / /            Rule 15d-6                    / /
     Rule 12h-3(b)(1)(i)      /x/

     Approximate number of holders of record as of the certification or notice date: None.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Hilton Hotels Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  January 2, 1997             By: /s/SCOTT A. LAPORTA
                                      ------------------------------------------
                                      Name: Scott A. LaPorta
                                      Title: Senior Vice President and Treasurer